UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Nostrum Oil & Gas plc

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

England and Wales

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nostrum Oil & Gas plc

(Name of Person(s) Furnishing Form)

Proposed issue of up to 188,182,958 ordinary shares in the Company

(Title of Class of Subject Securities)

ISIN: GB00BGP6Q951

(CUSIP Number of Class of Securities (if applicable))

Nostrum Oil & Gas plc

4th Floor, 53-54 Grosvenor Street

London W1K 3HU

United Kingdom

+44 20 3445 0285

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Doron Loewinger

WHITE & CASE LLP

5 Old Broad Street

London EC2N 1DW

United Kingdom

+44 207 532 1551

May 20, 2014

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities, or published in the home jurisdiction, of Nostrum Oil & Gas plc and were required to be disseminated to U.S. security holders or published in the United States:

Exhibit No.

99.1	Consent Solicitation Memorandum, dated May 20, 2014

Item 2.	Informational Legends

The required legend is included on prominent portions of the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.2	Press release dated May 20, 2014

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Nostrum Oil & Gas plc with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on May 21, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOSTRUM OIL & GAS PLC

By:	/s/ Frank Monstrey
	Name:	Frank Monstrey
	Title:	Director

/s/ Kai Uwe Kessel
	Name:	Kai Uwe Kessel
	Title:	Director

Date:	May 21, 2014